SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 TRANSACTION STATEMENT

(Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 4)

KAISER GROUP HOLDINGS, INC.

(Name of the Issuer)

KAISER GROUP HOLDINGS, INC.

(Names of Person Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

483059 101

(CUSIP Number of Class of Securities)

Douglas W. McMinn

President and Chief Executive Officer

KAISER GROUP HOLDINGS, INC.

9300 Lee Highway

Fairfax, Virginia 22031-1207

(703) 934-3413

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Dennis J. Friedman, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue 47th Floor New York, NY 10166-0193	James M. Moloney, Esq. Gibson, Dunn & Crutcher LLP 3161 Michelson Drive Irvine, CA 92612-4412

This statement is filed in connection with (check the appropriate box):

a.             ☒  The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2), Regulation 14C (17 CFR 240.14c-1 to 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.             ☐  The filing of a registration statement under the Securities Act of 1933.

c.             ☐  A tender offer.

d.             ☐  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction valuation : N/A	Amount of filing fee: N/A

☒           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $27.00

Form or Registration No.: Schedule 13E-3 (File No. 005-41027)

Filing Party: KAISER GROUP HOLDINGS, INC.

Date Filed: April 8, 2005

Introduction

This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 amends the Schedule 13E-3 filed with the Securities and Exchange Commission (the “Commission”) on April 8, 2005, as amended by Amendment No. 1 filed on May 20, 2005, by Amendment No. 2 filed on June 22, 2005 and by Amendment No. 3 (“Amendment No. 3”) filed on May 1, 2007, by Kaiser Group Holdings, Inc., a Delaware corporation (the “Company”), related to a proposed reverse stock split of the Company’s common stock.

On May 1, 2007, in connection with the filing of Amendment No. 3, the Company filed a preliminary proxy statement for the 2007 annual meeting of stockholders (the “2007 Annual Meeting”), which included a proposal to amend the Company’s Certificate of Incorporation to effectuate a one for 20 reverse stock split. In a current report on Form 8-K filed on June 15, 2007, the Company disclosed the withdrawal of this proposal from the matters to be brought before the Company’s stockholders for consideration at the 2007 Annual Meeting. In June 2007, the Board of Directors of the Company decided to remove consideration of the reverse split from the agenda for the 2007 annual meeting of stockholders. The Company is not pursuing the reverse split at this time.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KAISER GROUP HOLDINGS, INC.

By:	/s/ Douglas W. McMinn
Name:	Douglas W. McMinn
Title:	President and Chief Executive Officer
Date:	October 25, 2007

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